July 2, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Synageva BioPharma Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

File No. 000-23155

Ladies and Gentlemen:

Synageva BioPharma Corp. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, dated June 20, 2013, regarding the above-referenced filing of the Company. The Comment Letter requests that the Company respond within 10 business days or tell the Staff when the Company will respond. In order to fully respond to the Comment Letter, the Company believes it will need until July 12, 2013. The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (718) 357-9912 if you have any questions regarding this letter.

Very truly yours,

/s/ Chris Heberlig

Chris Heberlig

Vice President, Finance

cc:	Stephen Mahoney, Esq., Synageva BioPharma Corp.

Daniel Maller, Synageva BioPharma Corp.

Paul Kinsella, Ropes & Gray LLP

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